UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549


                         FORM 10 - SB


          GENERAL FORM FOR REGISTRATION OF SEURITIES
        OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                SENIOR CARE INDUSTRIES, INC.
                   FKA GOLDEN CHEST, INC.
           --------------------------------------
        (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


Nevada						  68-0221599
-------						  -----------
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

3450 E. RUSSELL ROAD, LAS VEGAS, NV  89120
------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

()
---------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS		  NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED		  EACH CLASS IS TO BE REGISTERED

---------------------------     ------------------------------

---------------------------     ------------------------------

SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                 Common Stock - .001 Par Value
                 ------------------------------
                       (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

Senior Care Industries, Inc., a developmental stage company ("Senior Care Industries, Inc.," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

TABLE OF CONTENTS


Part I

Item 1.  Description of Business              		4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation					5
Item 3.  Description of Property				5
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders		5
Item 5.  Directors, Executives, Officers and
         Significant Employees				6
Item 6.  Remuneration of Directors and
         Executive Officers					6
Item 7.  Interest of Management and Others in
         Certain Transactions					6
Item 8.  Legal Proceedings					7

Part II

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters					7
Item 2.  Recent Sales of Unregistered Securities	7
Item 3.  Description of Securities 				7
Item 4.  Indemnification of Directors and Officers	7

Part F/S

Item 1.  Financial Statements					8
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure		9

Part III

Item 1.  Index to Exhibits					9
Item 2.  Description of Exhibits
	9

                           Part I

Item 1.  Description of Business

Senior Care Industries, Inc., a developmental stage company, hereinafter referred to as "the Company", is filing this Form 10-SB on a voluntary basis in order to make Senior Care Industries' financial information equally available to any interested parties or investors. The Company was organized under the laws of the State of Idaho, February 26, 1968, as Golden Chest, Inc., for the purpose of acquiring and developing mineral properties. On April 5, 1999, the board of directors changed the Company name to Senior Care Industries, Inc., and changed corporate situs from Idaho to Nevada. The Company was re-incorporated on August 26, 1999 under the laws of the State of Nevada. A copy of the Company's Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

	In 1985, the Company merged with TAP Resources, Ltd,
(TAP) a British Columbia corporation in a transaction where the Company issued 1.25 shares of Golden Chest Inc common stock in exchange for each share of TAP common stock. At the time of the merger, the Company and TAP were partners in a minerals exploration joint venture. After the merger Golden Chest Inc. was the surviving corporation while TAP Resources was dissolved.

	In 1990, the Company merged with Petro Gold Inc, a Washington corporation, in a transaction where the Company issued 3,000,000 shares of Senior Care Industries, Inc. common stock in exchange for all shares of Petro Gold, Inc. common stock. After the merger Senior Care Industries, Inc. was the surviving corporation while Petro Gold, Inc. was dissolved.

	In 1999, the company transferred its assets and liabilities to Paymaster Resources Incorporated.

	On August 31, 1999, the Company completed an asset purchase agreement where it purchased the assets and liabilities of East-West Developer, Inc. for a note payable of $700,000 and 1,880,122 shares or Senior Care Industries,
Inc.'s common stock.

	The Company is a firm which builds, develops, services, acquires, finances, and manages a diverse portfolio of real estate. The senior officers of the Company are themselves a diverse mix of real estate professionals whose decades of experience enable the company to focus on three distinct real estate markets; (I) senior housing, (ii) conventional housing consisting of town-home, apartments and condominiums; (iii) and commercial retail development, with a particular emphasis on retail development that is ancillary to the Company's housing project.

	Because of their expertise and the fact that the principal officers and directors of the Company are bi-coastal, the Company is able to focus on the development of its projects on the East Coast, with an emphasis on the New York-New Jersey Metropolitan area, California, with an emphasis on Southern California, and in Las Vegas and New Mexico, thereby accessing and profiting from the most diverse and fundamentally sound real estate markets in the country.



Item 2.  Management's Discussion and Analysis or Plan of
         Operation.

	To be added.


Item 3.  Description of Property

	The Company's corporate headquarters are located in Las Vegas, Nevada and offices in California. The Company owns its headquarters building in California. In addition, the Company owns and, or is under construction on projects located in the following communities and states:

1. 47 unit Senior Condominium Project, Monterey Park,
California.
2. 57 unit Senior Apartment Project, Albuquerque, New
Mexico.
3. 100 unit residential project, DelRan, New Jersey.
4. 25,000 square foot strip center located in Las Vegas, Nevada.
5. A 32,000 square foot office in Las Vegas, Nevada.
6. A 30 acre commercial site fully entitled for a 245,450 square foot retail center, located in the DelRan
Township, New Jersey.



Item 4.  Security Ownership of Management and Others and
         Certain Security Holders.

The following table sets forth information, to the best knowledge of the Company, as of the date of this Registration Statement, with respect to each person known by the Company to own beneficially more than five percent of the Company's outstanding common and preferred stock, each director of the Company and all directors and officers of the Company as a group.

   	To be added.

Item 5.  Directors, Executives, Officers and Significant
         Employees.

The directors and officers of the Company are as follows:


Name                        Position
------------                --------------------

Tom Reichman           	    President and Director

Stephen Reeder              Director

Martin Richelli             Senior Vice President and Director

Bob Coberly                 Vice President and Director

Ken Shultz                  Secretary, Treasurer and Director

Scott Brake                 Assistant Vice President and
                            Director

Richard Hart                Assistant Vice President


The above listed directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.


Item 6.  Remuneration of Directors and Executive Officers.

	To be added.

Item 7.  Interest of Management and Others in Certain
         Transactions.

In 1985, the Company merged with TAP Resources, Ltd, (TAP) a British Columbia corporation in a transaction where the Company issued 1.25 shares of Golden Chest Inc common stock in exchange for each share of TAP common stock. At the time of the merger, the Company and TAP were partners in a minerals exploration joint venture. After the merger Golden Chest Inc. was the surviving corporation while TAP Resources was dissolved.

	In 1990, the Company merged with Petro Gold Inc, a Washington corporation, in a transaction where the Company issued 3,000,000 shares of Senior Care Industries, Inc. common stock in exchange for all shares of Petro Gold, Inc. common stock. After the merger Senior Care Industries, Inc. was the surviving corporation while Petro Gold, Inc. was dissolved.

	In 1999, the company transferred its assets and liabilities to Paymaster Resources Incorporated.

	On August 31, 1999, the Company completed an asset purchase agreement where it purchased the assets and liabilities of East-West Developer, Inc. for a note payable of $700,000 and 1,880,122 shares or Senior Care Industries,
Inc.'s common stock.


Item 8.  Legal Proceedings.

	The Company is not engaged in any pending or threatened legal proceedings.

                          Part II

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters.

	To be added.

Item 2.  Recent Sales of Unregistered Securities.

	To be added.

Item 3.  Description of Securities.

	To be added.

Item 4.  Indemnification of Directors and Officers.


The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities

Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.



   Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by James E. Slayton, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

   a) Senior Care Industries, Inc.


Financial Statements 	Page

Report of James E Slayton, CPA  				F-1

Balance Sheet - Assets
  	as of August 31, 1999                          	F-2

Balance Sheet - Liabilities and Shareholder's Equity
as of August 31, 1999                          	F-3

Statement of Operations
  	as of August 31, 1999                    		F-4

Statement of Stockholder's Equity
  	as of August 31, 1999                    		F-5

Statement of Cash Flows
	as of August 31, 1999                           F-6

Notes to Financial Statements                         F-7

					8

   Senior Care Industries, Inc.
       		  (A DEVELOPMENT STAGE COMPANY)

                        FINANCIAL STATEMENTS
                          August 31, 1999

TABLE OF CONTENTS



									    PAGE

INDEPENDENT AUDITOR'S REPORT						1

BALANCE SHEET - ASSETS							2

BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY		3

STATEMENT OF OPERATIONS							4

STATEMENT OF STOCKHOLDERS' EQUITY					5

STATEMENT OF CASH FLOWS							6

NOTES TO FINANCIAL STATEMENTS						7


James E. Slayton, CPA
3867 West Market Street
Suite 208
Akron, Ohio 44333

INDEPENDENT AUDITORS' REPORT

Board of Directors			    September 10, 1999
Senior Care Industries, Inc. (The Company)
Las Vegas, Nevada 89102

	I have audited the Balance Sheet of Senior Care Industries, Inc. (A Development Stage Company), as of August 31, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period January 1, 1999 to August 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

	I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

	In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Senior Care Industries, Inc., (A Development Stage Company), as of August 31, 1999, and the results of its operations and cash flows for the period January 1, 1999 to August 31, 1999, in conformity with generally accepted accounting principles.


/s/ James E. Slayton
- -------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

   Senior Care Industries, Inc.
       		  (A DEVELOPMENT STAGE COMPANY)
    BALANCE SHEET
   AS AT
    August 31, 1999

                                  ASSETS


   ASSETS

CURRENT ASSETS
Cash									100.00
Prepaid Expenses						  	  0.00
								------------
Total Current Assets						100.00


PROPERTY AND EQUIPMENT
Real Estate						      22,700,000.00
								-------------
Total Property and Equipment				22,700,000.00


OTHER ASSETS
Organizational Costs (net of Amortization)		 509.00
								-------------
Total Other Assets                                     509.00

								-------------

TOTAL ASSETS					     $22,700,609.00
								=============



          See accompanying notes to financial statements
					F-2

   Senior Care Industries, Inc.
       		  (A DEVELOPMENT STAGE COMPANY)
    BALANCE SHEET
   AS AT
    August 31, 1999

                           LIABILITIES & EQUITY


CURRENT LIABILITIES

Accounts Payable	  0.00
	------------
Total Current Liabilities	        0.00



NON-CURRENT LIABILITIES
Real Estate Loans					      12,600,000.00
								-------------
Total Other Liabilities					12,600,000.00

								-------------
Total Liabilities		       			12,600,000.00


   EQUITY
Preferred Stock-Series A 20% participating,
convertible, redeemable                             34,500.00
$1.00 par value: 500,000 shares authorized,
34,500 issued and outstanding
Preferred Stock, $0.001 par value,
authorized 5,000,000 shares;
Common Stock, $0.10 par value,
authorized 50,000,000 shares;
issued and outstanding at August 31, 1999,
20,083,352 common shares                         11,920,932.00
Additional Paid in Capital                            5,630.00
Retained Earnings (Accumulated Deficit)          (1,860,453.00
								--------------
Total Stockholders' Equity			       10,100,609.00
		      --------------
   TOTAL LIABILITIES & OWNER'S EQUITY            22,700,609.00




          See accompanying notes to financial statements

   Senior Care Industries, Inc.
       		  (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF OPERATIONS
                          FOR PERIOD ENDING
    August 31, 1999




   REVENUE

Services								  0.00


   COSTS AND EXPENSES
Selling, General and Administrative				832.00
Interest Expense						    1,037.00
                                                    --------
 	Total Costs and Expenses 		          1,869.00
	                                              --------
		Net Ordinary Income or (Loss)         (1,869.00)
	                                             =========

Weighted average
number of common
shares outstanding                                20,083,352

   Net Loss
   Per Share							  0.00



          See accompanying notes to financial statements
					F-4

   Senior Care Industries, Inc.
       		  (A DEVELOPMENT STAGE COMPANY)
              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                           FOR PERIOD ENDING
                            August 31, 1999




			   Preferred             Common
			   Stock                 Stock
		         Shares     Amount     Shares      Amount
                     -----------------------------------------

Balance as at
December 31, 1998	   34,500   $34,500   18,203,230  $1,820,323
and audit costs



Common Stock issued for net assets
purchased from East-West     		   1,880,122   $10,100,609
Community Developer, Inc
August 18, 1999

Net loss for period ended
August 31, 1999
	-----------------------------------------
Balances as at
August 31, 1998	        0   $34,500   20,083,352 $11,920,932
                     =========================================













                     Additional                Total

			   paid-in      Accumulated  Stockholder's
		         Shares        Deficit     Equity
                     -----------------------------------------

Balance as at
December 31, 1998	   $5,630       $(1,858,584)          $1,869
and audit costs


Common Stock issued for net assets
purchased from East-West
Community Developer, Inc
August 18, 1999           0                        $10,100,609

Net loss for period ended
August 31, 1999                      	$(295)           $(295)
                     -----------------------------------------
Balances as at
August 31, 1998		$5,630      $(1,858,879)   $10,102,183
                     =========================================


          See accompanying notes to financial statements
					F-5

   Senior Care Industries, Inc.
       		  (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF CASH FLOWS
                           FOR PERIOD ENDING
                            August 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES

  Cash received from customers				    0.00
								--------------


  Cash paid to suppliers and employees                  832.00




       Cash disbursed for Operating Activities            0.00
								--------------
	 Net cash flow provided by operating activities (832.00)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment                                    0.00
								--------------
	 Net cash used by investing activities              0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                               100.00
Donated Capital                                           0.00
								--------------
	 Net cash provided by financing activities        100.00


       Balance at beginning of period                   832.00
       Net increase (decrease) in cash
         and cash equivalents                         (732.00)
       Balance as at end of period                        0.00


          See accompanying notes to financial statements
					F-6

   Senior Care Industries, Inc.
       		  (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                            August 31, 1999



NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

	The Company was organized February 26, 1968 under the laws of the State of Idaho as Golden Chest, Inc. (the Company) for the purpose of acquiring and developing mineral properties. On April 5, 1999, the board of directors changed the corporate situs from Idaho to Nevada.

	In 1985, the Company merged with TAP Resources, Ltd,
(TAP) a British Columbia corporation in a transaction where the Company issued 1.25 shares of Golden Chest Inc common stock in exchange for each share of TAP common stock. At the time of the merger, the Company and TAP were partners in a minerals exploration joint venture. After the merger Golden Chest Inc. was the surviving corporation while TAP Resources was dissolved.

	In 1990, the Company merged with Petro Gold Inc, a Washington corporation, in a transaction where the Company issued 3,000,000 shares of Senior Care Industries, Inc. common stock in exchange for all shares of Petro Gold, Inc. common stock. After the merger Senior Care Industries, Inc. was the surviving corporation while Petro Gold, Inc. was dissolved.

	In 1999, the company transferred its assets and liabilities to Paymaster Resources Incorporated.

	On August 31, 1999, the Company completed an asset purchase agreement where it purchased the assets and liabilities of East-West Developer, Inc. for a note payable of $700,000 and 1,880,122 shares or Senior Care Industries,
Inc.'s common stock.

	NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

	Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

4. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation.

5. The Company has not adopted all AcSec SOP's.
Adjustments to the financial statements are immaterial. Accordingly no adjustments have been made to the financial statements.

   Senior Care Industries, Inc.
       		  (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                            August 31, 1999


NOTE 3 - RELATED PARTY TRANSACTION

	The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 4 -  WARRANTS AND OPTIONS

	There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - NON-CURRENT DEBT

	The Company has non-current obligations as summarized in the table below.


                 Summary on Non-Current Debt

Total Debt    	Due in
              						1999

Commercial Federal Bank 1st	1,783,315.00	109,345.60
Hampton House Trust 2nd		  266,685.00	 16,800.00
Gonzo Financial 1st		1,150,000.00	      0.00
Gonzo Financial 1st 		  670,000.00		0.00
OVB Trust 2nd			  400,000.00		0.00
Catalina Mortgage 1st		2,350,000.00		0.00
Impac Financial 1st		  693,000.00	 50,568.00
Bay Area Financial 2nd		  312,000.00	 23,205.00
United Commercial 1st		4,975,000.00	      0.00

				     12,600,000.00	199,918.60

Due in      	Due in
              			2000              2001

Commercial Federal Bank 1st	  187,449.60	187,449.60
Hampton House Trust 2nd		   28,800.00	 28,800.00
Gonzo Financial 1st		        0.00	      0.00
Gonzo Financial 1st 		        0.00		0.00
OVB Trust 2nd			        0.00		0.00
Catalina Mortgage 1st		        0.00		0.00
Impac Financial 1st		   86,688.00	 86,688.00
Bay Area Financial 2nd		   39,780.00	 39,780.00
United Commercial 1st		        0.00	      0.00

				        342,717.60	342,717.60


Item 2.  Changes In and Disagreements With Accountants on
Accounting and Financial Disclosure

None--Not Applicable


Part III

Item 1.  Index to Exhibits


Exhibit
Number       Title
- ------       -----
3.1          Articles of Incorporation, as filed with the
             Nevada Secretary of State on August 26, 1999
3.2          By-laws



SIGNATURES

     In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Senior Care Industries, Inc.
                                  (Registrant)


Date: September 14, 1999               By: /s/ Tom Reichman
                                       -----------------------
                                        Tom Reichman
                                        President and Director




Item 2.  Description of Exhibits



					9









1

1